EXHIBIT 99.1

Aptose Enters Into License Agreement With CrystalGenomics to Acquire CG-806 Rights in China

Aptose adds China territory to its global rights; CrystalGenomics to receive upfront payment and future payments

SAN DIEGO and SEOUL, South Korea, June 14, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS) today announced that they have entered into a license agreement with CrystalGenomics, Inc. (KOSDAQ:083790) for China rights to CG-806 (including People’s Republic of China, Hong Kong and Macau). Aptose will now own worldwide rights (excluding Korea) to develop and commercialize CG-806, a first-in-class, highly potent oral small molecule being developed for acute myeloid leukemia (AML), B-cell malignancies and other hematologic malignancies.

Under the agreement, CrystalGenomics will receive an upfront payment of US $3 million and is eligible for development, regulatory and commercial-based milestones, as well as single-digit royalties on product sales in China. Total deal value for the China territory, including the upfront payment, is up to US $125 million.

On May 7, 2018, Aptose exercised its option to  obtain the exclusive license from CrystalGenomics to develop and commercialize CG-806 worldwide outside of China and  Korea.  This new agreement extends that license agreement to include China.

“Licensing rights to CG-806 to include the China territory was a strategic decision,” said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer of Aptose. “Our preclinical work with CG-806 has demonstrated its superior activity to other FLT3 inhibitors on AML patient samples, its superior ability to kill B-cell malignancy patient samples relative to ibrutinib, and a favorable safety profile.  We believe that CG-806 has the potential to serve as a transformational agent for multiple hematologic cancers, including AML, CLL and others.”

"We are pleased to continue our relationship with the Aptose team, which recognized the exciting potential of CG-806 very early in its development,” said Joong Myung Cho, Ph.D., Chairman and Chief Executive Officer of CrystalGenomics.  “They have been laser focused on IND-enabling studies of CG-806, and we look forward to seeing CG-806 enter the clinic.”

About CG-806

CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-kinase inhibitor that represents a potential best-in-class therapeutic for patients with AML.

Aptose has been conducting Investigational New Drug (IND) enabling studies with CG-806, as well as numerous preclinical studies. When tested against fresh bone marrow samples from patients with AML, CG-806 demonstrated superior potency and range of activity relative to all other FLT3 inhibitors evaluated. Likewise, CG-806 demonstrated superiority over ibrutinib when tested against samples from CLL patients. The superior potency and breadth of activity against patient-derived hematologic malignancy cells is due to the ability of CG-806 to target wild type (WT) and all known mutant forms of FLT3 and BTK, and to suppress multiple signaling pathways that can rescue hematologic cancers from other agents.  Once-daily oral dosing of CG-806 in murine xenograft models of human hematologic malignancies demonstrated tumor eradication in the absence of observable toxicity, and dose range finding studies have shown CG-806 to have a robust safety profile. Aptose expects to submit an IND in late 2018 and initiate clinical trials immediately thereafter.

About CrystalGenomics

CrystalGenomics, Inc. is a commercial stage biopharmaceutical company focused in the structure-based drug discovery and development of novel therapeutics in unmet medical need areas of inflammation, oncology, and infectious disease. In addition to several drug programs in the R&D pipeline, the Company has an osteoarthritis drug on the market and, has recently added manufacturing and commercialization capabilities through multiple acquisitions. For more information, please visit: www.cgxinc.com or www.crystalgenomics.com.  CrystalGenomics, Inc. is listed on KOSDAQ (083790).

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding the clinical potential and favorable properties of CG-806, and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, “potential” and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences
Greg Chow, Chief Financial Officer
647-479-9828
gchow@aptose.com

CrystalGenomics, Inc.
Steven Kim
Executive Director, Business Development
+82-31-628-2720
skim@cgxinc.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood, Managing Director 646-597-6983 mwood@lifesciadvisors.com